Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@RRsat.com

For Immediate Release

RRSAT TO GLOBALLY DISTRIBUTE SUPREME MASTER TV VIA 6 DIFFERENT SATELLITES

Channel will be accessible in five continents

OMER, Israel – December 5th, 2007 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that the Supreme Master TV Channel has chosen the RRsat Global Network for its global transmission services, enabling the channel to be viewed in five continents.

The Supreme Master TV Channel is a free-to-air satellite channel broadcasting 24 hours a day, 7 days a week, with a variety of programs in English with over 40 languages and subtitles.

As part of the agreement, RRsat started broadcasting the channel at the beginning of November 2007, reaching North America, South America, Asia, Africa, Middle East, Australia and New Zealand, including over such prominent satellites as Galaxy 25, Hispasat 1C, Intelsat 10 and Optus B3.

Lily Able, Director of Programming of Supreme Master TV commented “It’s inspiring in that there is a tremendous appreciation for uplifting news and programming. Viewers worldwide have enthusiastically responded to Supreme Master Television in their countries. We’re very pleased and honored to bring positive media to all cultures around the world. RRsat, through its global network of 29 satellite partners is ideally suited to help spread the Supreme Master TV’s positive media around the world, by bringing the channel to millions of new households worldwide.”

“We are extremely excited to have been chosen by the Supreme Master TV Channel to take the channel all over the world through our global network,” commented Lior Rival, VP Sales and Marketing of RRsat. “This agreement is further testament to the true strength of the RRsat Global Network, which will take Supreme Master TV Channel global over six regions, enabling the channel to be accessed on five continents by millions of households.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 400 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

About Supreme Master Television
Supreme Master Television is a free to air station of 24-hour of uplifting news and inspirational programs that can be reached to a potential worldwide audience. It is available in more than 40 languages with 30 subtitles. After its landmark year of positive programming, Supreme Master Television continues to offer audiences a new way to view television – in a purely positive light. From its live broadcasts of peace-building events, to interviews with presidents, celebrities and the extraordinary peace wishes of ordinary people, Supreme Master Television is a bridge for understanding through its features on the beauty of all nations and cultures, and the pure love and nobility of animals. For more information, please visit: www.SupremeMasterTV.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.

Information in this press release concerning the Supreme Master TV Channel has been provided by Supreme Master TV Channel and has not been independently verified by RRsat.